UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

ProSight Global, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Titles of Class of Securities)

74349J103

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74349J103		13G	Page 2 of 10
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 16,361,109 (See item 2(a))
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 16,361,109 (See item 2(a))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,361,109 (See item 2(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 38.0% (1)
12	TYPE OF REPORTING PERSON* CO

(1) The calculation assumes that there is a total of 43,021,300 shares of Common Stock (as defined below) outstanding as of November 6, 2019, as reported on the Issuer’s (as defined below) Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 6, 2019.

CUSIP No. 74349J103		13G	Page 3 of 10
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Advisors VI-AIV, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 16,361,109 (See item 2(a))
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 16,361,109 (See item 2(a))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,361,109 (See item 2(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 38.0% (2)
12	TYPE OF REPORTING PERSON* CO

(2) The calculation assumes that there is a total of 43,021,300 shares of Common Stock outstanding as of November 6, 2019, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 6, 2019.

CUSIP No. 74349J103		13G	Page 4 of 10
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 16,361,109 (See item 2(a))
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 16,361,109 (See item 2(a))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,361,109 (See item 2(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 38.0% (3)
12	TYPE OF REPORTING PERSON* IN

(3) The calculation assumes that there is a total of 43,021,300 shares of Common Stock outstanding as of November 6, 2019, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 6, 2019.

CUSIP No. 74349J103		13G	Page 5 of 10
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 16,361,109 (See item 2(a))
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 16,361,109 (See item 2(a))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,361,109 (See item 2(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 38.0% (4)
12	TYPE OF REPORTING PERSON* IN

(4) The calculation assumes that there is a total of 43,021,300 shares of Common Stock outstanding as of November 6, 2019, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 6, 2019.

Item 1(a).	Name of Issuer:

ProSight Global, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

412 Mt. Kemble Avenue, Suite 300

Morristown, New Jersey 07960

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly by TPG Advisors VI, Inc., a Delaware corporation (“Advisors VI”), TPG Advisors VI-AIV, Inc., a Cayman Islands corporation (“Advisors VI-AIV”), David Bonderman and James G. Coulter (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

Advisors VI is the general partner of Prosight TPG, L.P., a Delaware limited partnership, which directly holds 11,619,755 shares of Common Stock.

Advisors VI-AIV is the general partner of each of (i) TPG PS 1, L.P., a Cayman Islands limited partnership, which directly holds 9,296 shares of Common Stock, (ii) TPG PS 2, L.P., a Cayman Islands limited partnership, which directly holds 176,626 shares of Common Stock, (iii) TPG PS 3, L.P., a Cayman Islands limited partnership, which directly holds 4,536,684 shares of Common Stock, and (iv) TPG PS 4, L.P., a Cayman Islands limited partnership (together with Prosight TPG, L.P., TPG PS 1, L.P., TPG PS 2, L.P. and TPG PS 3, L.P., the “TPG Funds”), which directly holds 18,748 shares of Common Stock.

Because of Advisors VI’s relationship to Prosight TPG, L.P., Advisors VI may be deemed to beneficially own the shares of Common Stock held by Prosight TPG, L.P.

Because of Advisor VI-AIV’s relationship to TPG PS 1, L.P., TPG PS 2, L.P., TPG PS 3, L.P. and TPG PS 4, L.P., Advisor VI-AIV may be deemed to beneficially own the shares of Common Stock held by these TPG Funds. David Bonderman and James G. Coulter are sole shareholders of each of Advisors VI and Advisors VI-AIV and may therefore be deemed to beneficially own the shares of Common Stock held the TPG Funds. Messrs. Bonderman and Coulter disclaim beneficial ownership of the shares of Common Stock held by the TPG Funds except to the extent of their pecuniary interest therein.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Item 2(c).	Citizenship:

See responses to Item 4 of each of the cover pages.

Item 2(d).	Titles of Classes of Securities:

Common Stock, $0.01 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number:

74349J103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
(iii)	Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.
(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See response to Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

TPG Advisors VI, Inc.

By:
Name:	Michael LaGatta
Title:	Vice President

TPG Advisors VI-AIV, Inc.

By:
Name:	Michael LaGatta
Title:	Vice President

David Bonderman

By:
Name:	Bradford Berenson, on behalf of David Bonderman (5)

James G. Coulter

By:
Name:	Bradford Berenson, on behalf of James G. Coulter (6)

(5) Bradford Berenson is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Bonderman on April 2, 2018 (SEC File No. 005-90172).

(6) Bradford Berenson is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Coulter on April 2, 2018 (SEC File No. 005-90172).

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

* Incorporated by reference herein to the Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG Group Advisors VI, Inc., TPG Group Advisors VI-AIV, Inc., David Bonderman and James G. Coulter, dated as of March 4, 2015, which was previously filed by the Commission as Exhibit 1 to Schedule 13G by TPG Group Holdings (SBS) Advisors, Inc., TPG Group Advisors VI, Inc., TPG Group Advisors VI-AIV, Inc., David Bonderman and James G. Coulter on March 4, 2015.